VOTING AND SALE AGREEMENT

THIS VOTING AND SALE AGREEMENT (the "Agreement") is made as of February 1, 2012 between Kevin Frawley ("Kevin Frawley") and Lamont Roberts ("Lamont Roberts") with respect to 20,000,000 shares (the "Shares") of Goliath Film and Media Holdings, a Nevada corporation (the "Company") issued in the name of Kevin Frawley.

WHEREAS, Lamont Roberts was a founding shareholder of Goliath Film and Media International, a California corporation  ("Goliath") and in connection with the founding of Goliath, offered to Kevin Frawley the opportunity to be one of the original shareholders of Goliath, to hold 20,000 founders shares out of the total issued 47,000 shares; and

WHEREAS, Lamont Roberts and Kevin Frawley agreed that in order to facilitate future capital raising endeavors of Goliath, and assure continuity of management, the parties would enter into an agreement on the terms set forth below; and

WHEREAS, Goliath entered into an Agreement and Plan of Reorganization dated October 25, 2011, pursuant to which the Company agreed to issue the Shares in exchange for the Goliath shares.

NOW THEREFORE, in consideration of the foregoing recitals, the parties agree as follows:

Section 1.  Kevin Frawley hereby grants to Lamont Roberts an irrevocable proxy with respect to the Shares, to vote the Shares at any matter that might come before the shareholders of the Company. So that this proxy may be irrevocable, Kevin Frawley also grants to Lamont Roberts the option to purchase the Shares, in whole or in part, at a price of $50 per Share in cash paid upon exercise of the option. Kevin Frawley also grants to Lamont Roberts an irrevocable power of attorney, without power of substitution, to sell all or part of  the Shares on behalf of Kevin Frawley provided that (a) Lamont Roberts is also selling all or part of his 7,000,000 shares of the Company in the same transaction and at the same price and other terms, (b) Lamont Roberts is selling the same proportion of the 7,000,000 shares owned by him as the proposed sale of Shares by Kevin Frawley, and (c) Kevin Frawley shall have the right to opt out of the proposed sale of the Shares.

Section 2. The Shares shall be marked with a legend stating "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AND SALE AGREEMENT DATED FEBRUARY 1, 2012."

Section 4. This Agreement shall terminate upon the death or legal incapacity of Lamont Roberts, or December 31, 2020, whichever first occurs.

Section 5. This is the entire agreement between the parties and may only be amended in a writing signed by the parties. If any provision of this Agreement is void, invalid or unenforceable, the remaining provisions shall nevertheless be valid and carried into effect.  If any trust herein established exceeds the longest permissible period, it shall persist in its period for the longest period permissible, then terminate.  This Agreement may be executed in any number of counterparts and each shall constitute an original of one and the same instrument. This Agreement shall be governed by the laws of the state of Nevada and the parties consent to the jurisdiction of the state and federal courts with venue in Los Angeles, County California.

Executed as of the date first above written.

/s/ Lamont Roberts

/s/ Kevin Frawley

Lamont Roberts

Kevin Frawley